DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701-3799 www.dlapiper.com Brent L. Bernell brent.bernell@us.dlapiper.com T 512.457.7044 F 512.721.2214

April 14, 2021
Via Edgar
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Larry Spirgel, Office Chief

Matthew Crispino, Staff Attorney

Stephen Krikorian, Accounting Branch Chief

Morgan Youngwood, Staff Accountant

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology Washington, D.C. 20549

Re:	N-able, LLC

Amendment No. 1 to Form 10

Filed April 6, 2021

File No. 001-40297
Ladies and Gentlemen:
On behalf of N-able, Inc. (formerly N-able, LLC), a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated April 12, 2021 with respect to the Company’s Amendment No. 1 to the Registration Statement on Form 10 (the “Registration Statement”). This letter is being submitted together with the Company’s Amendment No. 2 to the Registration Statement on Form 10 (the “Form 10”), which has been revised to address various of the Staff’s comments. The italicized and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses.
Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10. Page numbers used herein refer to the page numbers of Exhibit 99.1 (the “Information Statement”) to the Form 10.

Division of Corporation Finance
April 14, 2021

Risk Factors
The Cyber Incident has had and may continue to have an adverse effect on our business..., page 39
1.To better illustrate the magnitude of the risk of the Cyber incident, please disclose the date that you believe the Cyber intrusion first began.
Response:  The Company respectfully advises the Staff that the Company has revised its disclosures on pages 39 and 86 of the Information Statement to better illustrate the magnitude of the risk. The investigations into the Cyber Incident to date have revealed that the threat actors gained unauthorized access to SolarWinds’ environment and conducted reconnaissance prior to the trial conducted on its Orion Software Platform build in October 2019. Investigations with respect to the Cyber Incident remain ongoing and, to date, SolarWinds’ has not yet determined definitively the exact date on which the threat actors first gained unauthorized access to its environments and began conducting reconnaissance within the environment.
Our restated charter will designate the Court of Chancery..., page 54
2.Regarding the provision that a federal court must be the exclusive forum for actions under the Securities Act, please state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Response: The Company respectfully advises the Staff that the Company has revised the risk factor disclosure on page 54 of the Information Statement.
Management's Discussion and Analysis of Financial Condition and Results of Operations
SolarWinds Cyber Incident, page 84
3.You state that based on investigations to date, you have not identified Sunburst in any of our N-able solutions. In a risk factor on page 39, however, you also state that the threat actor had access to, and may have exfiltrated source code and other confidential information across, SolarWinds’ environment, of which you are a part. Please include that information in this section and qualify your disclosure to make clear that your investigations into the possibility of cyber-intrusions still continues. In addition, please clarify whether you have identified any exfiltrated files in any of your N-able solutions.
Response: The Company respectfully advises the Staff that the Company has revised its disclosures on pages 39 and 86 of the Information Statement.

Division of Corporation Finance
April 14, 2021

Management
Board of Directors, page 127
4.Please revise to briefly discuss, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for your company, in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.
Response: The Company respectfully advises the Staff that the Company has revised its disclosures on pages 128-130 of the Information Statement.
Unaudited Pro Forma Combined Financial Statements
Notes to Unaudited Pro Forma Combined Financial Statements, page 71
5.We note that you expect to incur incremental material costs related to the separation, which are currently not estimable and therefore are not included in the pro forma adjustments. Please clarify the nature of these material costs related to the separation and explain why they are not currently estimable.
Response:  The Company respectfully advises the Staff that the Company has revised its disclosure on pages 72-73 of the Information Statement.
6.We note from your disclosures on page 149 that you will enter into a Software Cross License Agreement and Software OEM Agreements. Please explain how you considered these agreements in your pro forma financial statements.
Response:  The Company respectfully advises the Staff that the Company has revised its disclosure on pages 73-74 of the Information Statement.
* * * *

Division of Corporation Finance
April 14, 2021

We and the Company appreciate the Staff’s attention to the review of the Form 10. Please do not hesitate to contact me at (512) 457-7044 if you have any questions regarding this letter or the Form 10.

Very truly yours,

DLA Piper LLP (US)

/s/ Brent L. Bernell

Brent L. Bernell
Partner
DLA Piper LLP (US)

cc:	Jason Bliss (SolarWinds Corporation)

John Pagliuca (SolarWinds Corporation)

Tim O’Brien (SolarWinds Corporation)

John J. Gilluly III (DLA Piper LLP (US))

Drew M. Valentine (DLA Piper LLP (US))